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                                                                       Exhibit 4

                                THE GALAXY FUND

                          GALAXY ASSET ALLOCATION FUND
                           GALAXY EQUITY INCOME FUND
                         GALAXY GROWTH AND INCOME FUND
                          GALAXY STRATEGIC EQUITY FUND
                            GALAXY EQUITY VALUE FUND
                           GALAXY EQUITY GROWTH FUND
                             GALAXY GROWTH FUND II
                        GALAXY INTERNATIONAL EQUITY FUND
                              GALAXY PAN ASIA FUND
                          GALAXY SMALL CAP VALUE FUND
                        GALAXY SMALL COMPANY EQUITY FUND
                          GALAXY LARGE CAP VALUE FUND
                          GALAXY LARGE CAP GROWTH FUND

                      RETAIL A SHARES AND RETAIL B SHARES

                        SUPPLEMENT DATED APRIL 12, 2002
                   TO THE PROSPECTUS DATED FEBRUARY 28, 2002

THIS SUPPLEMENT CONTAINS NEW AND ADDITIONAL INFORMATION BEYOND THAT CONTAINED IN THE PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH SUCH PROSPECTUS.

GALAXY PAN ASIA FUND

The Board of Trustees has determined that it is in the best interests of the Galaxy Pan Asia Fund (the "Portfolio") and its shareholders that the Portfolio be liquidated and terminated on or about May 10, 2002 (the "Liquidation Date"). The twelve other equity funds are not affected by this action.

In preparation for the Portfolio's liquidation, except as stated below, on and after April 12, 2002, the Portfolio will not accept orders for the purchase of Portfolio shares or exchanges into the Portfolio from other Galaxy Funds. Purchases through automatic investments and dividend reinvestment programs will be allowed to continue until the date of liquidation.

Prior to the Liquidation Date, Portfolio shareholders may either (1) redeem
(sell) their shares or exchange their shares at net asset value without imposition of an initial sales charge or a contingent deferred sales charge for shares of the same class of other portfolios of the Galaxy Funds. Redemption and exchange orders should be submitted in the manner described in the prospectus under "How to Invest in the Funds."

If no action is taken by a Portfolio shareholder prior to the Liquidation Date, the Portfolio will distribute to such shareholder, on or promptly after the Liquidation Date, a liquidating cash distribution equal to the shareholder's interest in the net assets of the Portfolio.

The redemption (sale) and exchange of Portfolio shares, and the receipt of a liquidating distribution from the Portfolios, are taxable transactions for federal income tax purposes, and may also be subject to state and local taxes. Shareholders who own Portfolio shares in individual retirement accounts may be subject to a 10% tax penalty if they receive proceeds in cash. Shareholders should consult their personal tax advisers concerning their particular tax situations and the impact thereon of the liquidation of the Portfolio.